From: **Jim Iversen** jiversen@sen-jam.com
Subject: Sen-Jam Pharmaceutical - Early Bird Special - 20% Discount
Date: November 5, 2021 at 6:01 PM
To: Pete Henig pete@greenhousecap.com

JI

Hi Pete,

I hope you are doing well! Did anything materialize with Carolina's Family Office back in August?

We are looking to raise $2.4mm during our WeFunder campaign, primarily to fund our phase 2 clinical trial for our COVID-19 therapeutic. We are currently in private mode* and over the last week we received verbal commitments for $300k (12 people) and $200k (9 people) in investment reservations. The 1st $500k in investment reservations are at a 20% discount (valuation cap $20mm vs. $25mm). You can invest as little as $100, Pharma for the People!

The campaign will become public in the coming weeks and be promoted on WeFunder's website.

I didn't want you to miss this opportunity to do good while making a healthy return! If interested in making a non-binding investment reservation simply go to our campaign page, enter investment reservation amount, click on invest, and follow the instructions to set up an account. The capital will be called in about 30 days after we complete our SEC requirements.

If you want to feel good about your investment, review our Executive Summary at the bottom of our campaign page. We are very proud of our work and would appreciate your support.

Be well, safe, and inspired,

Jim

*Disclaimer: we are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the WeFunder platform. Any indication of interest involves no obligation or commitment of any kind.

SEN-JAM
PHARMACEUTICAL

Jim Iversen
CEO
Sen-Jam Pharmaceutical
223 Wall St., #130
Huntington, NY 11743
201-400-8083
jiversen@sen-jam.com
sen-jam.com
Linkedin: linkedin.com/in/jimiversen
Capital Campaign: https://bit.ly/3rqYRIL